FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 27 April 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

                                                                                                                                                                                                                                                                                                                Yes      No x

GlaxoSmithKline plc (the 'Company')
Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Philip Hampton
b)	Position/status	Non-Executive Chairman
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2017 to 31 March 2017.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.83	2,763.740
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-04-26
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Professor Sir Roy Anderson
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2017 to 31 March 2017.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.83	454.043
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-04-26
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr Vindi Banga
b)	Position/status	Senior Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2017 to 31 March 2017.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.83	1,816.172
d)	Aggregated information A ggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-04-26
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Vivienne Cox
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2017 to 31 March 2017.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.83	335.597
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-04-26
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms Lynn Elsenhans
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of notional ADSs under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2017 to 31 March 2017.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.13	1,202.913
d)	Aggregated information A ggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-04-26
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Jesse Goodman
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
Dr Jesse Goodman was appointed to the Board with effect from 1 January 2016, as previously announced, and in accordance with the share allocation arrangements for Independent Non-Executive Directors, 25% of his fees were retained to be reinvested in notional ADSs at a date to be mutually agreed.
The accumulated balance of the retained fees has now been reinvested as disclosed below.
Going forward, notional ADSs of the Company will be allocated on a quarterly basis.
Acquisition of notional ADSs under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2016 to 31 March 2017.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.13	1,739.846
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-04-26
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms Judy Lewent
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of notional ADSs under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2017 to 31 March 2017.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.13	449.364
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-04-26
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr Urs Rohner
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2017 to 31 March 2017.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.83	628.986
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-04-26
f)	Place of the transaction	n/a

GlaxoSmithKline plc
(Registrant)

Date: April 27, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc